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                       Santa Fe International Corporation
                       Secondary Public Offering Underway


Dallas, June 27, 2000 - Santa Fe International Corporation (NYSE:SDC) announced today that SFIC Holdings (Cayman), Inc., the Company's principal shareholder and a wholly owned subsidiary of Kuwait Petroleum Corporation, has commenced the sale of 30 million of the Company's Ordinary Shares to the public at the initial price of $34.50 per share. SFIC Holdings (Cayman), Inc. has also granted to the underwriters an option to purchase up to 4.5 million additional ordinary shares to cover any overallotments. Santa Fe International Corporation will not receive any of the proceeds from the sale of the ordinary shares.

Goldman, Sachs & Co., Morgan Stanley & Co. Incorporated, Credit Suisse First Boston Corporation and Salomon Smith Barney Inc. serve as managing underwriters for the offering. A copy of the final prospectus relating to these securities can be obtained from the offices of Goldman, Sachs & Co., 85 Broad Street, New York, NY 10004 (telephone 212-902-5400).

Santa Fe International Corporation is a leading international offshore and land contract driller. The Company owns and operates a high quality, technologically advanced fleet of 27 marine drilling rigs and 33 land drilling rigs and is a provider of drilling related services to the petroleum industry.

/CONTACT: Richard Hoffman, Vice President, Investor Relations of Santa Fe International Corporation, 927-701-7950, or fax, 972-701-7737, or irelations@sfdrill.com/